                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.

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                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share

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                         (Title of Class of Securities)

                                   097189-10-4

                          ----------------------------
                                 (CUSIP Number)

                                David S. Richter
                          Clincher Capital Corporation
                              333 West Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 739-2138

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 26, 1997

             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 097189-10-4                                         PAGE 2 OF 11 PAGES

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person
                                         Clincher Capital Corporation
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2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]

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3   SEC Use Only

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4   Source of Funds*       WC

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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

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6   Citizenship or Place of Organization     Illinois

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                              7     Sole Voting Power
                                    0 shares
  NUMBER OF                   --------------------------------------------------
   SHARES                     8     Shared Voting Power
BENEFICIALLY
  OWNED BY                          260,470 shares
    EACH                      --------------------------------------------------
  REPORTING                   9     Sole Dispositive Power
   PERSON
    WITH                            0 shares
                              --------------------------------------------------
                             10     Shared Dispositive Power

                                    260,470 shares
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11  Aggregate Amount Beneficially Owned by Each Reporting Person 260,470

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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

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13  Percent of Class Represented by Amount in Row (11)

    11.0%
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14  Type of Reporting Person*

    CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 097189-10-4                                         PAGE 3 OF 11 PAGES

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person Waveland Partners, L.P.
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2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]

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3   SEC Use Only

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4   Source of Funds*       WC

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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

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6   Citizenship or Place of Organization     Illinois

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                              7     Sole Voting Power                 0

    Number of                 --------------------------------------------------
    Shares                    8     Shared Voting Power               260,470
    Beneficially
    Owned by                  --------------------------------------------------
    Each                      9     Sole Dispositive Power            0
    Reporting
    Person With               --------------------------------------------------
                              10    Shared Dispositive Power          260,470

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11  Aggregate Amount Beneficially Owned by Each Reporting Person      260,470

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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

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13  Percent of Class Represented by Amount in Row (11)         11.0%

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14  Type of Reporting Person*     PN

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

                                  SCHEDULE 13D


CUSIP No. 097189-10-4                                         PAGE 4 OF 11 PAGES

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person Waveland Capital Management, L.P.
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2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]

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3   SEC Use Only

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4   Source of Funds*       WC

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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

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6   Citizenship or Place of Organization     Illinois

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                              7     Sole Voting Power                 0

    Number of                 --------------------------------------------------
    Shares                    8     Shared Voting Power               260,470
    Beneficially
    Owned by                  --------------------------------------------------
    Each                      9     Sole Dispositive Power            0
    Reporting
    Person With               --------------------------------------------------
                              10    Shared Dispositive Power          260,470

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11  Aggregate Amount Beneficially Owned by Each Reporting Person      260,470

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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

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13  Percent of Class Represented by Amount in Row (11)         11.0%

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14  Type of Reporting Person*     PN

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
CUSIP NO. 097189-10-4                                               PAGE 5 OF 11

ITEM 1.  SECURITY AND ISSUER

         Securities Acquired: Series A Convertible Preferred Stock, $0.001 par value per share ("Preferred Stock")

         Issuer:  Bogen Communications International, Inc.

         Principal Executive Offices:       50 Spring Street
                                            Ramsey, New Jersey 07446


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Waveland Partners, L.P., an Illinois limited partnership ("Waveland"), Waveland Capital Management, L.P., an Illinois limited partnership ("Waveland Capital") and Clincher Capital Corporation, an Illinois corporation ("Clincher" and together with Waveland and Waveland Capital, the "Reporting Persons").

         Waveland, Waveland Capital and Clincher have their principal offices at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. Clincher's principal business is as the general partner of Waveland Capital. Waveland Capital's principal business is as the general partner of Waveland. Waveland is a private investment partnership whose primary activities include investments in marketable securities and private investments.

         (a) -- (c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of Clincher is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o Clincher Capital Corporation, 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

NAME                                PRINCIPAL OCCUPATION OR EMPLOYMENT

David S. Richter                    Director, President, Secretary and Treasurer, Clincher Capital Corporation.

Stephen J. Malkin                   Director and Chairman of the Board, Clincher Capital Corporation.

Michael J. Sacks                    Director and Chief Executive Officer, Clincher Capital Corporation.

Paul A. Meister                     Vice President and Assistant Secretary, Clincher Capital Corporation.

CUSIP NO. 097189-10-4                                               PAGE 6 OF 11



      (d) No events have occurred which would be required to be reported under the provisions of this Item.

      (e) No events have occurred which would be required to be reported under the provisions of this Item.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The source of the funds used by Waveland to purchase Preferred Stock was working capital. The approximate aggregate amount of funds used to purchase such securities was $1,400,000. All such securities were acquired directly from the Issuer in a privately negotiated transaction.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The purpose of the transaction for each of the Reporting Persons is for investment. Each Reporting Person may from time to time make additional purchases of the Issuer's Common Stock, $.001 par value per share ("Common Stock"), or other securities of the Company, and may dispose of any or all of such securities or of the Issuer's Common Stock held by it into which the Preferred Stock may be converted. Each of the Reporting Persons, along with certain other persons, purchased the Preferred Stock pursuant to a Convertible Preferred Stock Purchase Agreement described in Item 6 hereto.

         Other than as described in Item 6 hereto, none of the Reporting Persons has made any proposals to the Company which relates to, or could result in, any of the matters referenced in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions with respect to the Issuer, and may change their intentions as stated above. The Reporting Persons may separately or together communicate with management and other shareholders of the Company with respect to their investment in or interest in the Company.


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CUSIP NO. 097189-10-4                                               PAGE 7 OF 11



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Preferred Stock of the Issuer as of the date hereof is as follows:

         (i) Waveland has purchased 14,000 shares of Preferred Stock which presently is convertible into 260,470 shares which would represent 11.0% of Common Stock of the Issuer.

         (ii) Waveland Capital has purchased no shares of Preferred Stock of the Issuer solely for its own account. However, Waveland Capital may be deemed to have indirect beneficial ownership of the 14,000 shares of Preferred Stock purchased for the account of Waveland. Such Preferred Stock presently is convertible into 260,470 shares which would represent 11.0% of Common Stock of the Issuer, and thus Waveland Capital may be deemed to have shared voting and dispositive power with Waveland over such shares of Common Stock.

         (iii) Clincher has purchased no shares of Preferred Stock of the Issuer solely for its own account. However, by reason of its position as General Partner of Waveland Capital which has discretionary voting and dispositive power over the assets of Waveland, Clincher may be deemed to have shared voting and dispositive power over the 14,000 shares of Preferred Stock which presently are convertible into 260,470 shares which would represent 11.0% of the Common Stock of the Issuer owned by Waveland.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 2,103,126 shares of Common Stock reported outstanding by the Issuer prior to the conversion of any Preferred Stock and reflects the Issuer's repurchase of 3,701,919 shares of Common Stock from Geotek Communications Inc. on November 26, 1997 and the sale of 46,295 shares of Common Stock on such date.

CUSIP NO. 097189-10-4                                               PAGE 8 OF 11


         (c) Transactions in the class of Securities reported on herein effected within the last sixty (60) days by Waveland. All such transactions comprise privately negotiated purchases of Preferred Stock directly from the Issuer unless otherwise indicated.

    DATE           NO. OF SHARES            PRICE PER SHARE              TOTAL
    ----           -------------            ---------------              -----

  11/26/97            14,000*                   $5.375                $1,400,000

*The foregoing 14,000 shares of Preferred Stock presently are convertible into 260,470 shares of the Issuer's Common Stock, $.001 par value per share.

         (d) Not Applicable

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Each of the Reporting Persons together with unrelated other investors (collectively, the "Investors") purchased the Preferred Stock pursuant to a Convertible Preferred Stock Purchase Agreement dated November 26, 1997 (the "Agreement"). Pursuant to the terms of the Agreement, the Issuer agreed to issue to the Investors (including each of the Reporting Persons) an aggregate 200,000 shares of its Preferred Stock for an aggregate purchase price of $20,000,000. Such Preferred Stock presently is convertible into an aggregate 3,721,000 shares which would represent an aggregate of 63.9% of the Issuer's Common Stock after conversion. The Agreement also provided for the resignation of certain of the Issuer's former members of its Board of Directors and for the election of Jeffrey Schwarz, Daniel Schwartz, Jon Guss and Michael Fleischer to the Issuer's Board of Directors and to certain committees of the Board of Directors. Other than their common actions and agreements with the Company, as set forth in the Agreement entered into by each of the Investors, the Reporting Persons have no other agreements or understandings with respect to the purchase or sale of Preferred Stock or Common Stock, and the Reporting Persons disclaim the existence of a group for any purpose.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing.

CUSIP NO. 097189-10-4                                               PAGE 9 OF 11



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                         WAVELAND PARTNERS, L.P.
                                         By: Waveland Capital Management, L.P.
                                             Its: General Partner
                                             By: Clincher Capital Corporation
                                                 Its: General Partner


                                                 By: /s/ David S. Richter
                                                     ---------------------------
                                                     David S. Richter, President

Dated as of: December 5, 1997

CUSIP NO. 097189-10-4                                              PAGE 10 OF 11



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                               WAVELAND CAPITAL MANAGEMENT, L.P.
                               By: Clincher Capital Corporation
                                   Its: General Partner


                                            By: /s/ David S. Richter
                                                -------------------------------
                                                David S. Richter, President

Dated as of: December 5, 1997

CUSIP NO. 097189-10-4                                              PAGE 11 OF 11



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                     CLINCHER CAPITAL CORPORATION



                                     By: /s/ David S. Richter
                                         ---------------------------
                                         David S. Richter, President
Dated as of: December 5, 1997

                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING
                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                   PREFERRED STOCK, $0.001 PAR VALUE PER SHARE


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 5th day of December, 1997.


                        WAVELAND PARTNERS, L.P.
                        By: Waveland Capital Management, L.P.
                            Its: General Partner
                            By: Clincher Capital Corporation
                                Its: General Partner


                                By: /s/ David S. Richter
                                    -------------------------------
                                    David S. Richter, President


                        WAVELAND CAPITAL MANAGEMENT, L.P.
                        By: Clincher Capital Corporation
                            Its: General Partner


                              By: /s/ David S. Richter
                                  ---------------------------------
                                  David S. Richter, President


                        CLINCHER CAPITAL CORPORATION



                              By: /s/ David S. Richter
                                  ---------------------------------
                                  David S. Richter, President